                              [Letterhead]



                                                           December 8, 1997


Board of Directors
Tescorp, Inc.
327 Congress Avenue, Suite 200
Austin, Texas 78701

Members of the Board:

    We understand that Tescorp Acquisition Corporation ("Acquisition"), a wholly owned subsidiary of Supercanal Holding S.A. and Tescorp, Inc. ("Tescorp" or the "Company") have entered into an Stock Purchase and Merger Agreement dated as of sEptember 16, 1997 (the "Agreement") and subsequently amended as of December 5, 1997 (the "Amended Agreement") regarding the proposed purchase of the Company in cash, by Acquisition (the "Proposed Acquisition"). The Amended Agreement provides that, following the purchase of 6,006,006 shares of Tescorp Common Stock for a total consideration of $20,000,000, Acquisition will offer to purchase all the outstanding Tescorp Common Stock for a per share amount equal to $144.00 in cash, plus an amount equal to accrued and unpaid dividends. The terms and conditions of the Proposed Acquisition are set forth in more detail in the Amended Agreement.

    We have acted as financial advisor to the company in connection with its review of the strategic alternatives for the Company and with the negotiation of the Proposed Acquisition, and have been requested by the Company to render our opinion with respect to the fairness, from a financial point of view to the Company's stockholders, of the consideration to be offered to such stockholders in the Proposed Acquisition. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Acquisition.

    In arriving at its opinion, we reviewed and analyzed, among other things, the following: (i) the Agreement and the Amended Agreement; (ii) publicly available information concerning Tescorp which we believed to be relevant to its inquiry; (iii) financial and operating information with respect to the business, operations and prospects of Tescorp furnished to us by Tescorp;



     MEMBER OF THE NEW YORK STOCK EXCHANGE AND OTHER PRINCIPAL EXCHANGES

Tescorp, Inc.
Page Two


(iv) trading history of Tescorp's Common Stock up to September 15, 1997 (the last trading day prior to the September 16, 1997 Agreement); (v) a comparison of the historical financial results and present financial condition of Tescorp with those of other publicly traded companies which we deemed relevant; and (vi) a comparison of the financial terms of the Proposed Acquisition with the terms of certain other recent transactions which we deemed relevant. In addition, we had discussions with the management of Tescorp concerning the Company's business, operations, assets, financial condition and prospects, and undertook such other studies, analyses and investigations as we deemed appropriate for the purposes of the opinion expressed herein.

    In connection with our review, we assumed and relied upon the accuracy and completeness of the financial and other information used by it in arriving at our opinion without independent verification and further relied upon the assurances of management of Tescorp that they were not aware of any facts that would make such information inaccurate. With respect to the financial and operating information relating to the business, operations and prospects of prepared on a basis reflecting the then best currently available estimates and judgments of the management of Tescorp. In arriving at our opinion, we did not make nor obtain any evaluations or appraisals of the assets or liabilities of Tescorp. Our opinion is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of this letter.

    We have acted as financial advisor to the Company in connection with the Proposed Acquisition and will receive a fee for our services, a portion of which is contingent upon the consummation of the Proposed Acquisition. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. We have performed various investment banking services for Tescorp in the past and have received fees for such services. In the ordinary course of our business, we actively trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, certain of our affiliated funds under management hold long positions in the securities of the Company.

Tescorp, Inc.
Page Three

    Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the Company's stockholders in the Proposed Acquisition is fair to such stockholders.

    This opinion is solely for the use and benefit of the Board of Directors of the Company and shall not be disclosed publicly or made available to, or relied upon by, any third party without our prior approval. This opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Proposed Acquisition.

                                       Very truly yours,


                                       Arnhold and S. Bleichroeder, Inc.